March 30, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SteelPath MLP Funds Trust File Nos. 333-163614 and 811-22363 Post Effective Amendment 1

Dear Sir or Madam:

Pursuant to Section 8(c) of the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the regulations thereunder, transmitted herewith on behalf of the SteelPath MLP Funds Trust (the “Trust”) is Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The primary purpose of this filing is to register with the Securities and Exchange Commission (“SEC”) new Class C shares of the SteelPath MLP Select 40 Fund, SteelPath MLP Income Fund, and SteelPath MLP Alpha Fund (the “Funds”), each a series of the Trust.  Pursuant to Rule 472(a) under the 1933 Act, the Amendment has been marked to reflect the changes effected by the Amendment.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (202) 778-9015.

                            Sincerely,
                           /s/ Kathy K. Ingber
                           Kathy K. Ingber

cc:	Gabriel Hammond SteelPath Fund Advisors, LLC